File No. 70-9021


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                _________________________________

                         AMENDMENT NO. 1
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION
                            under the
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

        John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)

                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)




     American Electric Power Company, Inc. ("American"), a New York corporation and a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and AEP Resources, Inc. ("Resources"), a wholly-owned nonutility subsidiary of American, hereby amend their Application or Declaration on Form U-1 in File No. 70-9021:

     1.   By filing the following exhibits:

     (a)  Exhibits:

          A-1       Letter of the Indiana Utility Regulatory
                    Commission

          A-2       Letter of the Kentucky Public Service
                    Commission

          A-3       Opinion and Order of the Michigan Public
                    Service Commission

          A-4       Letter of The Public Utilities Commission of
                    Ohio

          A-5       Letter of the Tennessee Regulatory Authority

          A-6       Letter of the Virginia State Corporation
                    Commission

          A-7        Letter of the Public Service Commission of
West
                    Virginia


                           SIGNATURES

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         AMERICAN ELECTRIC POWER COMPANY, INC.


                         By    /s/ G. P. Maloney
                                   Vice President

                         AEP RESOURCES, INC.


                         By    /s/ G. P. Maloney
                                   Vice Chairman

Date:  July 3, 1997



                                                      Exhibit A-1


April 16, 1997


Honorable Arthur Levitt
Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549


RE:  AEP, File No. 70-9021


Dear Chairman Levitt:

     American Electric Power Company, Inc. ("AEP") and Indiana Michigan Power Company ("I&M"), a subsidiary of AEP, have advised this Commission that AEP will be requesting Commission approval for an increase in its authority for investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") beyond that permitted under existing AEP Orders. In connection with such activities, AEP has requested that the Indiana Utility Regulatory Commission ("IURC") provide to you a certification of its authority to protect the ratepayer of I&M.

     As one of the State commissions having jurisdiction over the retail electric rates of AEP's public utility subsidiary I&M, please be advised that based on:

1. this Commission's statutory authority to supervise and regulate electric utilities and all matters relating to the performance of their public duties and their charges therefore, and to correct any abuses of such utilities,

2. the representations set forth in AEP's application to your Commission referenced above, including, but not limited to, the representation that the assets of I&M will not be encumbered, and

3.   the requirement of Sec. 33(e)(2) of the Public Utility
     Holding Company Act that AEP or I&M will timely inform this Commission when AEP or any subsidiary actually acquires ownership in FUCOS or EWGs pursuant to its proposal,

this Commission is of the view that AEP's proposal will not impair the ability of this Commission to protect I&M's retail electric customers in Indiana.

     The foregoing is expressly conditioned on and is subject to being revised or withdrawn by this Commission, if it deems that action to be appropriate.

Sincerely,

/s/ John F. Mortell

John F. Mortell
Chairman

cc:  Commissioner Mary Jo Huffman
     Commissioner Camie Swanson-Hull
     Commissioner G. Richard Klein
     Commissioner David Ziegner
     Robert C. Glazier, Director of Utilities



                                                      Exhibit A-2


May 5, 1997


Hon. Arthur Levitt
Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549


RE:  American Electric Power Company
     Form U-1 Application
     File No. 70-9021


Dear Chairman Levitt:

The Kentucky Power Company ("Kentucky Power"), a subsidiary of the American Electric Power Company, Inc. ("AEP"), a registered public utility holding company, has advised this Commission that AEP has applied to your Commission to increase its authority to acquire or otherwise invest in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs"). AEP has requested that the Kentucky Public Service Commission certify to you that such increased investment authority in FUCOs and EWGs will not impair the ability of this Commission to regulate Kentucky Power or protect its retail customers in Kentucky.

As the State commission having jurisdiction over the retail electric rates of AEP's public utility subsidiary, Kentucky Power, please be advised that based on:

1. this Commission's statutory authority to supervise and regulate electric utilities and all matters relating to the performance of their public duties and their charges therefor, and to correct any abuses of such utilities, and

2. the representations set forth in AEP's application to your Commission, including, but not limited to, the representations in Item 3(2)(a) that the assets of Kentucky Power will not be encumbered and utility customers will be held harmless for any investment losses or inadequate returns arising from exempt projects, this Commission is of the view that AEP's proposal will not impair the ability of this Commission to regulate Kentucky Power or protect its retail customers in Kentucky.

The foregoing opinion of this Commission on AEP's proposal is expressly conditioned on provisions 1 and 2 above and is subject to being revised or withdrawn by this Commission, if it deems that action to be appropriate. AEP has represented that it will timely inform this Commission when AEP actually acquires ownership in FUCOs or EWGs pursuant to its proposal.

Sincerely,

/s/ Linda K. Breathitt

Linda K. Breathitt
Chairman


cc:  Edward Holmes, Vice Chairman
     B. J. Helton, Commissioner



                                                      Exhibit A-3


                        STATE OF MICHIGAN

          BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

                            * * * * *

In the matter of the application of               )
AMERICAN ELECTRIC POWER COMPANY, INC.,            )
for certification pursuant to Section 33 of the   )Case No. U11355
Public Utility Holding Company Act of 1935.       )


At the May 7, 1997 meeting of the Michigan Public Service
Commission in Lansing, Michigan.

     PRESENT:  Hon. John G. Strand, Chairman
               Hon. John C. Shea, Commissioner
               Hon. David A. Svanda, Commissioner

                        OPINION AND ORDER

     On March 27, 1997, American Electric Power Company, Inc.,
(AEP) filed an application for certification pursuant to Section 33 of the Public Utility Holding Company Act of 1935 (PUHCA), 15 USC 79z-5b. This certification will assist AEP in obtaining approval from the Securities and Exchange Commission (SEC), pursuant to 17 CFR 250.53 (Rule 53), to issue securities.
     In its application, AEP represents that it is a registered public utility holding company pursuant to the provisions of PUHCA. Indiana Michigan Power Company (I&M), an electric utility, is an Indiana corporation that conducts business in Michigan as American Electric Power. I&M is a wholly-owned subsidiary of AEP.
     According to the application, AEP and AEP Resources, Inc. (Resources), a wholly-owned subsidiary of AEP, filed a request with the SEC for exemption from the requirements of Rule 53(a)(1), which limits the aggregate investment in exempt wholesale generators
(EWGs) to 50% of the system's consolidated retained earnings. If the SEC grants AEP's request, AEP may use the net proceeds of authorized securities in an aggregate amount which, when added to AEP's direct and indirect aggregate investment in all EWGs and foreign utility companies (collectively, exempt projects) would not at any time exceed AEP's consolidated retained earnings.
     Rule 53(c) provides that a registered holding company that is unable to satisfy the requirements of subsection (a) of that rule must affirmatively demonstrate that its proposal will neither have a substantial adverse effect upon the financial integrity of the registered holding company system nor have an adverse effect on any utility subsidiary of the registered holding company or its customers or on the ability of state commissions to protect such subsidiary or customers. AEP represents that the SEC has applied the certification requirements found in 15 USC 79z-5b when making determinations pursuant to Rule 53(c). Pursuant to the standards in 15 USC 79z-5b, a general exemption for foreign utility company affiliates is available, provided that each state commission with jurisdiction over the retail rates of a public utility affiliate certifies to the SEC that the state commission has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise that authority.
     AEP requests the Commission to certify that (1) the Commission has reviewed AEP's request to the SEC, (2) the Commission has the authority and resources to protect the Michigan ratepayers of I&M, and (3) the Commission intends to exercise that authority.
     AEP states that its consolidated retained earnings as of December 31, 1996 were approximately $1.508 billion. It currently has $470 million designated for exempt projects. Thus, if the exemption is granted, AEP would be authorized to finance up to an additional $1.038 billion in exempt project investments. AEP represents that the authorization would allow the company to invest in all exempt projects that it is presently developing, as well as those that are under investigation at present or that might arise in the future. AEP represents that these contemplated investments will not negatively affect its ability to make additional necessary equity investments in the AEP operating companies.
     In support of its application, AEP filed a copy of its SEC application, which details financial indicators to demonstrate the financial strength of the company as well as the risks inherent in exempt project investments and available measures to mitigate those risks. AEP also represents that all exempt project investments are and will remain segregated from the operating companies and that I&M will not seek to recover from Michigan ratepayers any possible losses that AEP may sustain on those investments or additional revenue to offset an inadequate return on those investments.
     The Commission finds that ex parte approval is appropriate. After a review of the application, the Commission concludes that it should grant the requested certification while reserving the right to prospectively revoke it, as PUHCA permits, and on the condition that AEP not seek to recover from ratepayers any direct or indirect costs of the investment in exempt projects. Further, the granting of the certificate is not an approval or endorsement of the proposed transactions. Finally, as the Commission has required in connection with other prior certifications, AEP and its affiliates shall provide the Commission at least 30 days' notice of the intent to make additional investments in exempt projects.
     The Commission FINDS that:
     a.   Jurisdiction is pursuant to 1909 PA 106, as amended, MCL
460.551 et seq.; MSA 22.151 et seq.; 1919 PA 419, as amended, MCL
460.51 et seq.; MSA 22.1 et seq.; 1939 PA 3, as amended, MCL 460.1 et seq.; MSA 22.13(1) et seq.; 15 USC 79z-5b; 1969 PA 306, as
amended, MCL 24.201 et seq.; MSA 3.560(101) et seq.; and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.
     b. The Commission has the authority and resources to protect the Michigan ratepayers of I&M and intends to exercise that authority for all exempt projects in which AEP or Resources seeks to obtain an ownership interest.
     c.   Ex parte approval is appropriate.
     THEREFORE, IT IS ORDERED that American Electric Power Company, Inc.'s application for certification pursuant to Section 33 of the Public Utility Holding Company Act of 1935, 15 USC 79z-5b, is approved. The Commission has the authority and resources to protect the ratepayers of Indiana Michigan Power Company and intends to exercise that authority for all exempt projects in which American Electric Power Company or AEP Resources, Inc., seeks to obtain an ownership interest.
     The Commission reserves jurisdiction and may issue further orders as necessary.
     Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.
                         MICHIGAN PUBLIC SERVICE COMMISSION

(SEAL)

                         /s/ John G. Strand
                         Chairman


                         /s/ John C. Shea
                         Commissioner


                         /s/ David A. Svanda
               Commissioner, concurring in a separate opinion.


By its action of May 7, 1997.


/s/ Dorothy Wideman
Its Executive Secretary




                        STATE OF MICHIGAN

          BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

In the matter of the application of               )
AMERICAN ELECTRIC POWER COMPANY, INC.,            )
for certification pursuant to Section 33 of the   )Case No. U11355
Public Utility Holding Company Act of 1935.       )

                            * * * * *

                      CONCURRING OPINION OF
                  COMMISSIONER DAVID A. SVANDA
(Submitted on May 7, 1997 concerning order issued on same date)


     Today, I join with my colleagues in approving the application of American Electric Power Company, Inc, (AEP) for certification pursuant to Section 33 of the Public Utility Holding Company Act of 1935 (PUCHA), 15 USC 79z-5b. This certification will assist AEP in obtaining approval from the Securities and Exchange Commission
(SEC), pursuant to 17 CFR 250.53 (Rule 53), to issue securities.
     In the past, I have dissented from the majority opinion approving applications for certification pursuant to Section 33(a)(2) of PUCHA on the grounds that foreign investment diverts utility leadership, management, legal, financial, and analytical talents from the implementation of a meaningful program of customer choice in Michigan. I remain committed to this view. Customer choice of electricity provider will provide the ultimate assurance that Michigan electricity users will be insulated from the impact of any failed investments of utility affiliates. Also, previous applications for Section 33(a)(2) certification failed to provide sufficient information as to the magnitude of the foreign investment contemplated. Thus, it was impossible for me to conclude that this Commission had the resources to protect ratepayers subject to its jurisdiction or the intention to exercise that authority.
     Unlike the previous applicants, this certification involves a registered public utility holding company subject to Rule 53 as well as additional requirements of the PUCHA. Furthermore, AEP has provided information in its application as to the magnitude of potential investments in exempt wholesale generators (EWGs) and foreign utility companies. This is far superior to a parade of applications for PUCHA certification for specific investments without any knowledge of the ultimate level of affiliate foreign investment involved. Finally, I have been informed that the state utility commissions responsible for regulating the remainder of the affiliate companies of the AEP system have issued the required certification. For this reason, and the reasons stated above, I concur with the conclusion of the majority that this Commission has the authority and resources to protect ratepayers of Indiana Michigan Power Company (I&M) and intends to exercise that authority.
                         MICHIGAN PUBLIC SERVICE COMMISSION


                         /s/ David A. Svanda
                         Commissioner



                                                      Exhibit A-4


May 1, 1997


Honorable Arthur Levitt
Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Dear Chairman Levitt:

RE:  Application-Declaration of American Electric Power
     Company, File No. 70-09021

American Electric Power Company, Inc. ("AEP"), Columbus Southern Power Company ("CSPCo") and Ohio Power Company ("OPCo"), have advised this Commission that AEP will be requesting your Commission approval for an increase in its authority for investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") beyond that permitted under existing AEP Orders. In connection with such activities, AEP has requested that the Public Utilities Commission of Ohio certify to you that such increased investment authority in EWGs and FUCOs will not impair the ability of this Commission to regulate CSPCo and OPCo or protect the ratepayers of CSPCo and OPCO.

As the State commission having jurisdiction over the retail electric rates of CSPCo and OPCo, please be advised that based on:

(1) this Commission's statutory authority and jurisdiction, which is unaffected by this application, to supervise and regulate CSPCo and OPCo and all matters relating to the performance of their public duties and their charges thereof, to protect the ratepayers of CSPCo and OPCo; and,

(2) the representation that the assets of CSPCo and OPCo will not be encumbered,

this Commission is of the view that AEP's proposal will not impair the ability of this Commission to regulate CSPCo or OPCo or protect its retail customers in Ohio.

This foregoing opinion of this Commission on AEP's proposal is expressly conditioned on the provisions 1 and 2 above as well as the representation set forth in AEP's Application and is subject to being revised or withdrawn by this Commission in the future, if it deems that action to be appropriate. AEP has represented that it will timely inform this Commission when AEP actually acquires ownership in FUCOs or EWGs pursuant to its proposal.

Sincerely,

/s/ Craig A. Glazer

Craig A. Glazer
Chairman

CAG:ct
cc:  Office of Public Utility Regulation,
     Securities and Exchange Commission



                                                      Exhibit A-5


April 15, 1997


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Dear Mr. Katz:

American Electric Power Company, Inc. ("AEP") and Kingsport Power Company ("KgpCo") have advised this agency that AEP will be requesting Commission approval for an increase in its authority for investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") beyond that permitted under existing AEP Orders. In connection with such activities, AEP has requested that the Tennessee Regulatory Authority ("TRA") provide to you a certification of its authority to protect the ratepayers of KgpCo.

As the State agency having jurisdiction over the retail electric rates of KgpCo, please be advised that the TRA:

1. has the authority and jurisdiction under TCA 65-4-104 to protect the ratepayers of KgpCo, and

2.   intends to exercise such authority.

In addition, we have been informed by KgpCo and AEP that this change will have no detrimental effect on the cost of capital of KgpCo. To the extent that this change does have a detrimental effect on the cost of capital of KgpCo, KgpCo and AEP have represented to us that they will not seek recovery through higher rates to their customers in Tennessee in order to compensate for any possible losses that may be sustained on investments in Exempt Projects or for any inadequate returns on such investments.

This certification is not intended to suggest that the TRA has reviewed AEP's request or that the TRA endorses AEP's request.

Sincerely,


/s/ Lynn Greer
Lynn Greer, Chairman


/s/ Sara Kyle
Sara Kyle, Director


/s/ Melvin Malone
Melvin Malone, Director



                                                      Exhibit A-6


                          June 24, 1997


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  American Electric Power Company, Inc.
     SEC File No. 70-9021

Dear Mr. Katz:

     American Electric Power Company, Inc. ("AEP") has requested Securities and Exchange Commission ("SEC") approval for an increase in its authority to invest in exempt wholesale generators and foreign utility companies beyond that permitted under its existing SEC authority. In connection with such proposal, Ms. Bonnie Wilkinson, Assistant Director, has requested that the Virginia State Corporation Commission ("SCC") provide the SEC with a statement of its views concerning its ability to protect the ratepayers of Appalachian Power Company ("APCO") in regard to AEP's proposed transaction.

     This Commission has jurisdiction over the retail electric rates in Virginia of AEP's public utility subsidiary, APCO, and has the statutory authority to supervise and regulate such electric utilities in all matters relating to the performance of their public duties and their charges therefor.

     Please be advised that, based upon AEP's and APCO's letter of June 20, 1997, to the SCC, copy enclosed, and upon AEP's above filing with the SEC and representations and agreements made by AEP and APCO in such documents, the SCC is of the opinion that AEP's proposal will not impair the ability of the SCC to protect APCO and its ratepayers in the Commonwealth of Virginia. The above statement of the SCC is expressly subject to being revised or withdrawn by the SCC if it deems such action to be appropriate in the future.

                              Sincerely,

                              /s/ Stewart E. Farrar

                              Stewart E. Farrar
                              Solicitor General

SEF/tah

Enclosure

cc:  Chairman Hullihen Williams Moore
     Commissioner Theodore V. Morrison, Jr.
     Commissioner Clinton Miller
     A. A. Pena, Treasurer, American Electric Power Company
     R. Daniel Carson, Jr., President, Appalachian Power
     Company



                                                      Exhibit A-7


June 12, 1997


Honorable Arthur Levitt
Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

RE:  AEP, File No. 70-9021

Dear Chairman Levitt:

American Electric Power, Inc. ("AEP") has requested Securities and Exchange Commission ("SEC") approval for an increase in its authority for investments in exempt wholesale generator and foreign utility companies beyond that permitted under existing SEC authority. In connection with such activities, Ms. Bonnie Wilkinson, Assistant Director, has requested that the West Virginia Public Service Commission ("WVPSC") provide the SEC with a certification of its ability to protect the ratepayers of Appalachian Power Company ("APCo") and Wheeling Power Company ("WPCo") as a result of AEP's proposed transaction.

As one of the State commissions having jurisdiction over the retail electric rates of AEP's public utility subsidiaries, APCo and WPCo, please be advised that based upon AEP's letter of June 6, 1997 to the WVPSC (a copy is enclosed), it is the WVPSC's understanding, among other items, that in AEP's opinion, its proposal for increased investment in exempt wholesale generators and foreign utility companies will not have a detrimental effect on the cost of capital of AEP, APCo or WPCo. Further, AEP agrees that if it is determined by the WVPSC that there is a detrimental impact on such cost of capital, it will not seek recovery through higher rates to any West Virginia customers to compensate for any possible losses that may be sustained on investments in exempt projects or foreign utilities or for any inadequate return on such investment. In reliance upon those representations and the following considerations, the WVPSC is of the view that AEP's proposal will not impair the ability of the WVPSC to protect APCo's and WPCo's retail electric customers in West Virginia. The other considerations include:

1. the WVPSC has statutory authority to supervise and regulate electric utilities and all matters relating to the performance of their public duties and their charges therefor, and to correct any abuses of such utilities;

2. the representations set forth in AEP's application to the SEC referenced above, including, but not limited to, the representation that the assets of APCo and WPCo will not be encumbered, combined with the representations contained in AEP's letter of June 6, 1997; and

3. the requirement of Sec. 33(e)(2) of the Public Utility Holding Company Act that AEP or APCo or WPCo will timely inform this Commission when AEP or any subsidiary actually acquires ownership in foreign utility companies or exempt wholesale generators pursuant to its proposal.

The foregoing is expressly conditioned on and is subject to being revised or withdrawn by this Commission, if it deems that action to be appropriate.

Sincerely,

/s/ Charlotte R. Lane

Charlotte R. Lane
Chairman

CRL/cbd

Enclosure

cc:  Otis D. Casto, Commissioner
     Richard D. Frum, Commissioner
     Richard E. Hitt, General Counsel
     David J. Ellis, Director